UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06364

SOUTH JERSEY INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

1 South Jersey Plaza
Folsom, New Jersey 08037
(Address of Principal Executive Offices)

+1 (609) 561-9000
(Registrant’s Telephone Number, Including Area Code)

5.625% Junior Subordinated Notes due 2079
Corporate Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

5.625% Junior Subordinated Notes due 2079: 58
Corporate Units: 44

Pursuant to the requirements of the Securities Exchange Act of 1934, South Jersey Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SOUTH JERSEY INDUSTRIES, INC.

Date: February 17, 2023	By:	/s/ Eric Stein
	Name:	Eric Stein
	Title:	Senior Vice President, General Counsel